Exhibit 4.31

DESCRIPTION OF GAMING AND LEISURE PROPERTIES, INC.’S SECURITIES
REGISTERED PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934
The following is a summary of certain information concerning Gaming and Leisure Properties, Inc.’s (“GLPI,” “we,” “us,” or “our”) securities registered pursuant to Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The summaries and descriptions below do not purport to be complete statements of the relevant provisions of GLPI’s amended and restated articles of incorporation (the “Articles of Incorporation”) and second amended and restated bylaws (the “Bylaws”). The summaries are qualified in their entirety by reference to the full text of GLPI’s Articles of Incorporation and Bylaws, which are included as exhibits to GLPI’s Annual Report on Form 10-K for the year ended December 31, 2025, of which this exhibit is a part.
DESCRIPTION OF CAPITAL STOCK
General
The Articles of Incorporation provide that GLPI may issue up to 500,000,000 shares of common stock, par value $0.01 per share, and 50,000,000 shares of preferred stock, par value $0.01 per share. No shares of our preferred stock are issued and outstanding.
GLPI may issue common stock from time to time. GLPI’s board of directors must approve the amount of stock it sells and the price for which it is sold.
The issued and outstanding shares of GLPI common stock are fully paid and nonassessable. This means the full purchase price for the outstanding shares of common stock has been paid and the holders of such shares will not be assessed any additional amounts for such shares. Any additional shares of common stock that GLPI may issue in the future will also be fully paid and nonassessable.
Dividends
Subject to prior dividend rights of the holders of any preferred stock, applicable law and the restrictions of the Articles of Incorporation on ownership and transfer of GLPI’s stock, holders of GLPI common stock will be entitled to receive dividends when and if declared by its board of directors out of funds legally available for that purpose.

Liquidation
In the event of any liquidation, dissolution or winding up of GLPI after the satisfaction in full of the liquidation preferences of holders of any preferred stock, holders of shares of our common stock will be entitled to ratable distribution of the remaining assets available for distribution to shareholders.
Voting Rights
Subject to the rights of the holders of preferred stock, applicable law and restrictions of the Articles of Incorporation on ownership and transfer of GLPI’s stock, each share of common stock will be entitled to one vote on all matters submitted to a vote of shareholders, including the election of directors, and the holders of common stock possess the exclusive voting power. Holders of shares of common stock will not have cumulative voting rights in the election of directors of GLPI. Generally, all matters to be voted on by shareholders must be approved by a majority of the votes cast by the holders of shares entitled to vote at a meeting at which a quorum is present, subject to any voting rights granted to holders of any then outstanding preferred stock.

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Other Rights
Holders of GLPI’s common stock do not have any preemptive, subscription, redemption, conversion or sinking fund rights with respect to the common stock, or any instruments convertible (directly or indirectly) into GLPI stock.
Subject to the restrictions of the Articles of Incorporation on ownership and transfer of GLPI’s stock, holders of shares of GLPI common stock generally will have no preference or appraisal rights. Subject to the restrictions in the Articles of Incorporation on ownership and transfer of GLPI’s stock, holders of shares of GLPI’s common stock initially will have equal dividend, liquidation and other rights.

Trading Symbol
Our common stock is traded on the NASDAQ Global Select Market under the symbol “GLPI.”

Preferred Stock
Under the Articles of Incorporation, GLPI’s board of directors may from time to time establish and cause GLPI to issue one or more series of preferred stock and set the terms, preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends or other distributions, qualifications, or terms or conditions of redemption of such class or series. The authority of GLPI’s board of directors with respect to each series of preferred stock includes, but is not limited to, the determination of the following:

•the designation of the series, which may be by distinguishing number, letter or title;
•the number of shares constituting such series, including the authority to increase or decrease such number (but not below the number of shares thereof then outstanding);
•the dividend rate of the shares of such series, whether the dividends shall be cumulative and, if so, the date from which they shall be cumulative, and the relative rights of priority, if any, of payment of dividends on shares of such series;
•the dates at which dividends, if any, shall be payable;
•the right, if any, of GLPI to redeem shares of such series and the terms and conditions of such redemption;
•the rights of the shares in case of a voluntary or involuntary liquidation, dissolution or winding up of GLPI, and the relative rights of priority, if any, of payment of shares of such series;
•the voting power, if any, of such series and the terms and conditions under which such voting power may be exercised;
•the obligation, if any, of GLPI to retire shares of such series pursuant to a retirement or sinking fund or funds of a similar nature or otherwise and the terms and conditions of such obligations;
•the terms and conditions, if any, upon which shares of such series shall be convertible into or exchangeable for shares of stock of any other class or classes, including the price or prices or the rate or rates of conversion or exchange and the terms of adjustment, if any;
•restrictions on the issuance of shares of the same series or of any other class or series; and
•any other rights, preferences or limitations of the shares of such series.

 Accordingly, GLPI’s board of directors, without shareholder approval, may issue preferred stock with voting, conversion, or other rights that could adversely affect the voting power and other rights of the holders of GLPI’s common stock. Preferred stock could be issued quickly with terms calculated to delay, defer, or prevent a change of control or other corporate action, or make removal of management more difficult. Additionally, the issuance of preferred stock may have the effect of decreasing the market price of GLPI’s common stock and may adversely affect the voting and other rights of the holders of GLPI’s common stock.

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Restrictions on Ownership and Transfer
In order for GLPI to qualify to be taxed as a real estate investment trust (“REIT”) under the Internal Revenue Code of 1986, as amended (the “Code”), shares of its stock must be beneficially owned by 100 or more persons during at least 335 days of a taxable year of twelve months (other than the first year for which an election to qualify to be taxed as a REIT has been made) or during a proportionate part of a shorter taxable year. Also, not more than 50% of the value of the outstanding shares of GLPI stock (after taking into account options to acquire shares of stock) may be owned, directly or indirectly, by five or fewer individuals (as defined in the Code to include certain entities such as qualified pension plans) during the last half of a taxable year (other than the first year for which an election to be a REIT has been made). In addition, rent from related party tenants (generally, a tenant of a REIT owned, actually or constructively, 10% or more by the REIT, or a 10% owner of the REIT) is not qualifying income for purposes of the gross income tests under the Code. To qualify to be taxed as a REIT, GLPI must satisfy other requirements as well.

The Articles of Incorporation contain restrictions on the ownership and transfer of GLPI’s stock that are intended to assist GLPI in complying with these requirements. The relevant sections of the Articles of Incorporation provide that, subject to the exceptions described below, no person or entity may own, or be deemed to own, beneficially or by virtue of the applicable constructive ownership provisions of the Code, more than 7% of the outstanding shares of GLPI common stock (the “common stock ownership limit”) or more than 7% in value or in number, whichever is more restrictive, of the outstanding shares of all classes or series of GLPI stock (the “aggregate stock ownership limit”). The common stock ownership limit and the aggregate stock ownership limit are collectively referred to as the “ownership limits.” The person or entity that, but for operation of the ownership limits or another restriction on ownership and transfer of GLPI stock as described below, would beneficially own or constructively own shares of GLPI stock in violation of such limits or restrictions or, if appropriate in the context, a person or entity that would have been the record owner of such shares of GLPI stock is referred to as a “prohibited owner.”
The constructive ownership rules under the Code are complex and may cause stock owned beneficially or constructively by a group of related individuals and/or entities to be owned beneficially or constructively by one individual or entity. As a result, the acquisition of less than 7% of the outstanding shares of GLPI common stock or less than 7% in value or in number, whichever is more restrictive, of the outstanding shares of all classes and series of GLPI stock (or the acquisition by an individual or entity of an interest in an entity that owns, beneficially or constructively, shares of GLPI stock) could, nevertheless, cause that individual or entity, or another individual or entity, to own beneficially or constructively shares of GLPI stock in excess of the ownership limits. In addition, a person that did not acquire more than 7% of our outstanding stock may become subject to these restrictions if repurchases by us cause such person’s holdings to exceed 7% of our outstanding stock.
Pursuant to the Articles of Incorporation, GLPI’s board of directors may exempt, prospectively or retroactively, a particular shareholder (the “excepted holder”) from the ownership limits or establish a different limit on ownership (the “excepted holder limit”) if:
•no individual’s beneficial or constructive ownership of GLPI stock will result in GLPI being “closely held” under Section 856(h) of the Code (without regard to whether the ownership interest is held during the last half of a taxable year) or otherwise failing to qualify to be taxed as a REIT or would cause any income of GLPI that would otherwise qualify as rents from real property to fail to qualify as such; and
•such shareholder does not and represents that it will not own, actually or constructively, an interest in a tenant of GLPI (or a tenant of any entity owned or controlled by GLPI) that would cause GLPI to own, actually or constructively, more than a 9.9% interest (as set forth in Section 856(d)(2)(B) of the Code) in such tenant (or GLPI’s board of directors determines that rent derived from such tenant will not affect GLPI’s ability to qualify to be taxed as a REIT).

 Peter M. Carlino, GLPI’s Chairman and Chief Executive Officer, the Carlino Family Trust, The Vanguard Group Inc., BlackRock, Inc., Cohen & Steers, Inc., Capital World Investors and Capital International Investors have each been deemed excepted holders by GLPI’s board of directors.

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As a condition of granting the waiver or establishing the excepted holder limit, GLPI’s board of directors may require an opinion of counsel or a ruling from the IRS, in either case in form and in substance satisfactory to GLPI’s board of directors (in its sole discretion) in order to determine or ensure GLPI’s status as a REIT and such representations and undertakings from the person requesting the exception as GLPI’s board of directors may require (in its sole discretion) to make the determinations above. GLPI’s board of directors may impose such conditions or restrictions as it deems appropriate in connection with granting such a waiver or establishing an excepted holder limit.
GLPI’s board of directors may from time to time increase or decrease the common stock ownership limit, the aggregate stock ownership limit or both, for all other persons, unless, after giving effect to such increase, five or fewer individuals could beneficially own, in the aggregate, more than 49.9% in value of GLPI’s outstanding stock. A reduced ownership limit will not apply to any person or entity whose percentage ownership of GLPI common stock or GLPI stock of all classes and series, as applicable, is, at the effective time of such reduction, in excess of such decreased ownership limit until such time as such person’s or entity’s percentage ownership of GLPI common stock or GLPI stock of all classes and series, as applicable, equals or falls below the decreased ownership limit, but any further acquisition of shares of GLPI common stock or stock of all other classes or series, as applicable, will violate the decreased ownership limit.
The Articles of Incorporation further prohibit:
•any person from beneficially or constructively owning shares of GLPI stock that would result in GLPI being “closely held” under Section 856(h) of the Code (without regard to whether the ownership interest is held during the last half of a taxable year) or otherwise cause GLPI to fail to qualify to be taxed as a REIT;
•any person from transferring shares of GLPI stock if the transfer would result in shares of GLPI stock being beneficially owned by fewer than 100 persons (determined without reference to the rules of attribution under Section 544 of the Code); and
•any person from constructively owning shares of GLPI stock to the extent that such constructive ownership would cause any of GLPI’s income that would otherwise qualify as “rents from real property” for purposes of Section 856(d) of the Code to fail to qualify as such.
Any person who acquires or attempts or intends to acquire beneficial or constructive ownership of shares of GLPI stock that will or may violate the ownership limits or any of the other restrictions on ownership and transfer of GLPI stock described above, or who would have owned shares of GLPI stock transferred to the charitable trust described below, must immediately give notice to GLPI of such event or, in the case of an attempted or proposed transaction, give GLPI at least fifteen days’ prior written notice and provide GLPI with such other information as it may request in order to determine the effect of such transfer on its status as a REIT. The foregoing restrictions on ownership and transfer of GLPI stock will not apply if GLPI’s board of directors determines that it is no longer in GLPI’s best interests to attempt to qualify, or to continue to qualify, to be taxed as a REIT or that compliance with the restrictions and limits on ownership and transfer of GLPI stock described above is no longer required in order for GLPI to qualify to be taxed as a REIT.
If any transfer of shares of GLPI stock or any other event would result in any person violating the ownership limits or any other restriction on ownership and transfer of GLPI shares described above then that number of shares (rounded up to the nearest whole share) that would cause the violation will be automatically transferred to, and held by, a trust for the benefit of one or more charitable organizations selected by GLPI, and the intended transferee or other prohibited owner will acquire no rights in the shares. The automatic transfer will be effective as of the close of business on the business day prior to the date of the violative transfer or other event that results in a transfer to the trust. If the transfer to the trust as described above would not be effective, for any reason, to prevent violation of the applicable ownership limits or any other restriction on ownership and transfer of GLPI shares described above, then the Articles of Incorporation provide that the transfer of the shares will be null and void and the intended transferee will acquire no rights in such shares.
Shares of GLPI stock held in the trust will continue to be issued and outstanding shares. The prohibited owner will not benefit economically from ownership of any shares of GLPI stock held in the trust and will have no rights to distributions and no rights

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to vote or other rights attributable to the shares of GLPI stock held in the trust. The trustee of the trust shall have all voting rights and rights to dividends and other distributions with respect to shares held in the trust for the exclusive benefit of the charitable beneficiary of the trust. Any distribution made before GLPI’s discovery that the shares have been transferred to a trust as described above must be repaid by the recipient to the trustee upon demand and any dividend or other distribution authorized but unpaid shall be paid when due to the trustee. Subject to Pennsylvania law, effective as of the date that the shares have been transferred to the trust, the trustee will have the authority (at the trustee’s sole discretion) (i) to rescind as void any vote cast by a prohibited owner or unsuitable person, as applicable, before GLPI’s discovery that the shares have been transferred to the trust and (ii) to recast the vote in accordance with the desires of the trustee acting for the benefit of the charitable beneficiary of the trust. However, if GLPI has already taken irreversible corporate action, then the trustee may not rescind and recast the vote.
Shares of GLPI stock transferred to the trustee will be deemed offered for sale to GLPI, or its designee, at a price per share equal to the lesser of (i) the market price of the shares on the day of the event causing the shares to be held in the trust, or (ii) the market price on the date GLPI, or its designee, accepts such offer. GLPI may reduce the amount so payable to the prohibited owner by the amount of any distribution that GLPI made to the prohibited owner before it discovered that the shares had been automatically transferred to the trust and that are then owed by the prohibited owner to the trustee as described above, and GLPI may pay the amount of any such reduction to the trustee for the benefit of the charitable beneficiary. GLPI will have the right to accept such offer until the trustee has sold the shares of GLPI stock held in the trust as discussed below. Upon a sale to GLPI, the interest of the charitable beneficiary in the shares sold will terminate, and the trustee must distribute the net proceeds of the sale to the prohibited owner and must distribute any distributions held by the trustee with respect to such shares to the charitable beneficiary.
If GLPI does not buy the shares, the trustee must, within 20 days of receiving notice from GLPI of the transfer of shares to the trust, sell the shares to a person or entity designated by the trustee who could own the shares without violating the ownership limits or the other restrictions on ownership and transfer of GLPI stock. After the sale of the shares, the interest of the charitable beneficiary in the shares sold will terminate and the trustee must distribute to the prohibited owner an amount equal to the lesser of (i) the market price of the shares on the day of the event causing the shares to be held in the trust and (ii) the sales proceeds (net of any commissions and other expenses of sale) received by the trust for the shares. The trustee may reduce the amount payable to the prohibited owner by the amount of any distribution that GLPI paid to the prohibited owner before GLPI discovered that the shares had been automatically transferred to the trust and that are then owed by the prohibited owner to the trustee as described above. Any net sales proceeds in excess of the amount payable to the prohibited owner must be paid immediately to the charitable beneficiary, together with any distributions thereon. In addition, if prior to the discovery by GLPI that shares of stock have been transferred to a trust, such shares of stock are sold by a prohibited owner, then such shares will be deemed to have been sold on behalf of the trust and, to the extent that the prohibited owner received an amount for such shares that exceeds the amount that such prohibited owner was entitled to receive, such excess amount will be paid to the trustee upon demand. The prohibited owner will have no rights in the shares held by the trustee.
In addition, if GLPI’s board of directors determines in good faith that a transfer or other event has occurred that would violate the restrictions on ownership and transfer of GLPI stock described above or that a person or entity intends to acquire or has attempted to acquire beneficial or constructive ownership of any shares of GLPI stock in violation of the restrictions on ownership and transfer of GLPI stock described above, GLPI’s board of directors may take such action as it deems advisable to refuse to give effect to or to prevent such transfer or other event, including, but not limited to, causing GLPI to redeem shares of GLPI stock, refusing to give effect to the transfer of GLPI’s books or instituting proceedings to enjoin the transfer or other event.
Every person or entity who is a beneficial owner or constructive owner of more than 5% (or such lower percentage as required by the Code or the regulations promulgated thereunder) in number or value (whichever is more restrictive) of GLPI stock, within 30 days after initially reaching such ownership threshold and within 30 days after the end of each taxable year, must give GLPI written notice stating the shareholder’s name and address, the number of shares of each class and series of GLPI stock that the shareholder beneficially or constructively owns and a description of the manner in which the shares are held. Each such owner must provide to GLPI such additional information as GLPI may request in order to determine the effect, if any, of the

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shareholder’s beneficial ownership on GLPI’s qualification as a REIT and to ensure compliance with the applicable ownership limits. In addition, any person or entity that will be a beneficial owner or constructive owner of shares of GLPI stock and any person or entity (including the shareholder of record) who is holding shares of GLPI stock for a beneficial owner or constructive owner must provide to GLPI such information as GLPI may request in order to determine GLPI’s qualification as a REIT and to comply with the requirements of any governmental or taxing authority or to determine such compliance and to ensure compliance with the ownership limits.
Any certificates representing shares of GLPI stock will bear a legend referring to the restrictions on ownership and transfer of GLPI stock described above.
The restrictions on ownership and transfer of GLPI stock described above could delay, defer or prevent a transaction or a change in control that might involve a premium price for GLPI common stock or otherwise be in the best interests of GLPI shareholders.
Redemption of Securities Owned or Controlled by an Unsuitable Person or Affiliate
In addition to the restrictions set forth above, all of GLPI’s outstanding capital stock shall be held subject to applicable gaming laws. Any person owning or controlling at least five percent of any class of GLPI’s outstanding capital stock will be required by the Articles of Incorporation to promptly notify GLPI of such person’s identity. The Articles of Incorporation provide that capital stock of GLPI that is owned or controlled by an unsuitable person or an affiliate of an unsuitable person is redeemable by GLPI, out of funds legally available for that redemption, to the extent required by the gaming authorities making the determination of unsuitability or to the extent determined to be necessary or advisable by GLPI’s board of directors. From and after the redemption date, the securities will not be considered outstanding and all rights of the unsuitable person or affiliate will cease, other than the right to receive the redemption price. The redemption price with respect to any securities to be redeemed will be the price, if any, required to be paid by the gaming authority making the finding of unsuitability or if the gaming authority does not require a price to be paid (including if the finding of unsuitability is made by GLPI’s board of directors alone), the lesser of (i) the market price on the date of the redemption notice, (ii) the market price on the redemption date or (iii) the actual amount paid by the owner thereof, in each case less a discount in a percentage (up to 100%) to be determined by GLPI’s board of directors in its sole and absolute discretion. The redemption price may be paid in cash, by promissory note, or both, as required by the applicable gaming authority and, if not, as determined by GLPI.
The Articles of Incorporation also provide that capital stock of GLPI that is owned or controlled by an unsuitable person or an affiliate of an unsuitable person will be transferred to a trust for the benefit of a designated charitable beneficiary, and that any such unsuitable person or affiliate will not be entitled to any dividends on the shares or be entitled to vote the shares or receive any proceeds from the subsequent sale of the shares in excess of the lesser of the price paid by the unsuitable person or affiliate for the shares or the amount realized from the sale, in each case less a discount in a percentage (up to 100%) to be determined by the GLPI board of directors in its sole and absolute discretion.
The Articles of Incorporation require any unsuitable person and any affiliate of an unsuitable person to indemnify and hold harmless GLPI and its affiliated companies for any and all losses, costs, and expenses, including attorneys’ costs, fees and expenses, incurred by GLPI and its affiliated companies as a result of, or arising out of, the unsuitable person’s ownership or control of any securities of GLPI, failure or refusal to comply with the provisions of the Articles of Incorporation, or failure to divest himself, herself or itself of any securities when and in the specific manner required by a gaming authority or the Articles of Incorporation.
Transfer Agent
The transfer agent and registrar for GLPI common stock is Continental Stock Transfer & Trust.

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Certain Provisions of Pennsylvania Law and GLPI’s Articles of Incorporation and Bylaws and Other Governance Documents
Size of Board and Vacancies; Removal of Directors
Pursuant to GLPI’s Articles of Incorporation, each member of GLPI’s board of directors is elected until the next annual meeting of shareholders and until his or her successor is elected or until his or her earlier death, resignation or removal. At any meeting of shareholders for the uncontested election of directors at which a quorum is present, the election will be determined by a majority of the votes cast by the shareholders entitled to vote in the election.
The Bylaws provide that the number of directors on GLPI’s board of directors will be fixed exclusively by the board of directors. Subject to the rights of holders of any stock having preference over the common stock to elect additional directors, newly created directorships resulting from any increase in the number of directors and any vacancies in the board of directors resulting from death, resignation, retirement, disqualification, removal from office or other cause will be filled by the majority vote of the remaining directors in office, even if less than a quorum is present.
Subject to the rights of any stock having preference over the common stock to elect directors, the Bylaws provide that a director may be removed only for cause (as defined in the Bylaws) by the affirmative vote of: (i) a majority of the entire GLPI board of directors (not including the director whose removal is being considered); or (ii) 75% of the votes cast by the holders of shares entitled to vote generally in the election of directors. In addition, under Section 1726(c) of the Pennsylvania Business Corporation Law, or the PBCL, a court may remove a director upon application in a derivative suit in cases of fraudulent or dishonest acts, gross abuse of authority or discretion, or for any other proper cause. Section 1726(a)(4) of the PBCL also provides that the board of directors may be removed at any time with or without cause by the unanimous vote or written consents of the shareholders entitled to vote thereon.
Pennsylvania State Takeover Statutes
Section 2538 of Subchapter 25D of the PBCL requires certain transactions with an “interested shareholder” to be approved by a majority of disinterested shareholders. “Interested shareholder” is defined broadly to include any shareholder who is a party to the transaction or who is treated differently than other shareholders and affiliates of the corporation and any person, or group of persons, that is acting jointly or in concert with the interested shareholder, and affiliates of the interested shareholder
Subchapter 25E of the PBCL requires a person or group of persons acting in concert which acquires 20% or more of the voting shares of the corporation to offer to purchase the shares of any other shareholder at “fair value.” “Fair value” means the value not less than the highest price paid by the controlling person or group during the 90-day period prior to the control transaction, plus a control premium. Among other exceptions, shares acquired directly from the corporation in a transaction exempt from the registration requirements of the Securities Act of 1933, are not counted towards the determination of whether the 20% share ownership threshold has been met for purposes of Subchapter 25E.
Subchapter 25F of the PBCL generally establishes a 5-year moratorium on a “business combination” with an “interested shareholder.” “Interested shareholder” is defined generally to be any beneficial owner of 20% or more of the corporation’s voting stock. “Business combination” is defined broadly to include mergers, consolidations, asset sales and certain self-dealing transactions. Certain restrictions apply to a business combination following the 5-year period. Among other exceptions, Subchapter 25F will be rendered inapplicable if the board of directors approves the proposed business combination, or approves the interested shareholder’s acquisition of 20% of the voting shares, in either case prior to the date on which the shareholder first becomes an interested shareholder.
Subchapter 25G of the PBCL provides that “control shares” lose voting rights unless such rights are restored by the affirmative vote of a majority of (i) the disinterested shares (generally, shares held by persons other than the acquiror, executive officers of the corporation, directors of the corporation who are also officers of the corporation (including executive officers), and certain employee stock plans) and (ii) the outstanding voting shares of the corporation. “Control shares” are defined as shares which, upon acquisition, will result in a person or group acquiring for the first time voting control over (a) 20%, (b) 33 1/3% or

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(c) 50% or more of the outstanding shares, together with shares acquired within 180 days of attaining the applicable threshold and shares purchased with the intention of attaining such threshold. A corporation may redeem control shares if the acquiring person does not request restoration of voting rights as permitted by Subchapter 25G or the voting rights of such control shares are not restored or voting rights lapse pursuant to Subchapter 25G. Among other exceptions, Subchapter 25G does not apply to a merger, consolidation or a share exchange if the corporation is a party to the transaction agreement.
Subchapter 25H of the PBCL provides that if any person or group publicly discloses that the person or group may acquire control of the corporation, or a person or group acquires, or publicly discloses an offer or intent to acquire, 20% or more of the voting power of the corporation and, in either case, sells shares in the following 18 months, then the profits from such sale must be disgorged to the corporation if the securities that were sold were acquired during the 18-month period or within the preceding 24 months.
If shareholders approve a control share acquisition under Subchapter 25G, the corporation is also subject to Subchapters 25I and 25J of the PBCL. Subchapter 25I provides for a minimum severance payment to certain employees terminated within 90 days before the approval if such termination was pursuant to an agreement with the acquiring person whose control shares were accorded voting rights in connection with such control-share approval or two years after the approval. Subchapter 25J prohibits the abrogation of certain labor contracts as a result of a business combination prior to their stated date of expiration.
Amendments to GLPI’s Articles of Incorporation and Bylaws and Approval of Extraordinary Actions
Pennsylvania law and the Articles of Incorporation generally provide that GLPI can amend its Articles of Incorporation, merge, consolidate, sell all or substantially all of our assets, engage in a statutory share exchange or dissolve if the action has first been approved by the board of directors and then by the affirmative vote of a majority of the votes cast by all shareholders entitled to vote on the matter. The Articles of Incorporation also provide that the amendment or repeal of any Articles of Incorporation provision concerning the indemnification or limitation of liability of GLPI’s directors will require the affirmative vote of at least 75% of the voting power of all of its outstanding capital stock entitled to vote generally in the election of directors, voting together as a single class. Pennsylvania law and the Articles of Incorporation permit GLPI’s shareholders to propose amendments to the Articles of Incorporation by petition of shareholders entitled to cast at least 10% of the votes that all shareholders are entitled to cast thereon, setting forth the proposed amendment, which petition shall be directed to the board of directors and filed with the secretary of the corporation. Pennsylvania law provides that GLPI’s shareholders are generally not entitled by statute to call special meetings of shareholders.
GLPI’s board of directors is authorized to adopt, amend or repeal any provision of the bylaws without shareholder approval. Except as otherwise required by law, any provision of the Bylaws may only be adopted, amended or repealed by the shareholders (i) upon receiving at least 75% of the votes cast by the holders of shares entitled to vote thereon or (ii) in the event that the amendment has been proposed by a majority of the board of directors, upon receiving a majority of the votes cast by the holders of shares entitled to vote thereon.
Shareholder Meetings
Under the PBCL, shareholders generally will be not entitled to call special meetings of shareholders. Only the chairman of the board of directors or a majority of the directors then in office may call such meetings pursuant to the Bylaws.

Shareholder Action by Written Consent
Under the PBCL, unless otherwise permitted in the articles of incorporation, any action required to be taken or which may be taken at any annual or special meeting of the shareholders may be taken without a meeting if, and only if, prior to the taking of such action, all shareholders entitled to vote thereon consent in writing to such action being taken.
Requirements for Advance Notification of Shareholder Nominations and Proposals and Proxy Access
The Bylaws contain advance notice procedures with respect to shareholder proposals and recommendations of candidates for election as directors other than nominations made by or at the direction of the board of directors or a committee of the board of

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directors. In particular, shareholders must notify the corporate secretary in writing prior to the meeting at which the matters are to be acted upon or directors are to be elected. The notice must contain the information specified in the Bylaws. To be timely, the notice must be received at GLPI’s principal executive office not less than 120 nor more than 150 days prior to the anniversary date of the immediately preceding annual meeting of shareholders. In order to be eligible to present a shareholder proposal or recommend a candidate for nomination for election as a director at a shareholders meeting, a shareholder must have owned beneficially at least 1% of the outstanding GLPI common stock for a continuous period of not less than 12 months. In addition, shareholders or shareholder groups who desire to nominate directly and include candidates for election to the board of directors must own 3% or more of the outstanding GLPI common stock for a continuous period of not less than three years, may nominate only up to a maximum of the greater of (x) two) and (y) twenty percent (20%) of GLPI’s board members and must satisfy certain procedural, eligibility and disclosure requirements set forth in the Bylaws, including, but not limited to, a requirement that a notice of proxy access nomination must be received at GLPI’s principal executive office not less than 120 nor more than 150 days prior to the anniversary date of the immediately preceding annual meeting of shareholders.
Effect of Certain Provisions of Pennsylvania Law and of the Articles of Incorporation and Bylaws
The restrictions on ownership and transfer of GLPI stock will prohibit any person from acquiring more than 7% of its outstanding common stock (without prior approval of GLPI’s board of directors). The power of GLPI’s board of directors to issue authorized but unissued shares of our common stock and preferred stock without shareholder approval also could have the effect of delaying, deferring or preventing a change in control or other transaction. These additional shares may be used for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans. The existence of authorized but unissued shares of common stock and preferred stock could make it more difficult, or discourage an attempt, to obtain control of us by means of a proxy contest, tender offer, merger or otherwise.
These provisions, along with other provisions of the PBCL and the Articles of Incorporation and Bylaws discussed above, including provisions relating to the removal of directors and the filling of vacancies, the advance notice and special meeting provisions, alone or in combination, are designed to protect GLPI’s shareholders from coercive or otherwise unfair takeover tactics by requiring potential acquirors to negotiate with GLPI’s board of directors and by providing GLPI’s board of directors with more time to assess any acquisition proposal.
Shareholders Rights Plan
While the PBCL authorizes a corporation to adopt a shareholder rights plan, GLPI does not have a shareholder rights plan currently in effect.
Limitation on Liability of Directors and Officers
The PBCL permits a corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation), by reason of the fact that he is or was a representative of the corporation, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with the action or proceeding if he acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the best interests of the corporation, and with respect to any criminal proceeding, had no reasonable cause to believe his conduct was unlawful. In an action by or in the right of the corporation, indemnification will not be made in respect of any claim, issue, or matter as to which the person has been adjudged to be liable to the corporation.
Unless ordered by a court, the determination of whether indemnification is proper in a specific case will be determined by (1) the board of directors by a majority vote of a quorum consisting of directors who were not parties to the action or proceeding; (2) if such a quorum is not obtainable or if obtainable and a majority vote of a quorum of disinterested directors so directs, by independent legal counsel in a written opinion; or (3) by the shareholders.
To the extent that a representative of a business corporation has been successful on the merits or otherwise in defense of a third-party action, derivative action, or corporate action, he or she must be indemnified against expenses (including attorneys’ fees) actually and reasonably incurred by him or her in connection therewith.

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Pennsylvania law permits a corporation to purchase and maintain insurance for a director or officer against any liability asserted against him or her, and incurred in his or her capacity as a director or officer or arising out of his or her position, whether or not the corporation would have the power to indemnify him or her against such liability under Pennsylvania law.
The Articles of Incorporation and Bylaws provide that a director shall, to the maximum extent permitted by Pennsylvania law, have no personal liability or monetary damages for any action taken, or any failure to take any action as a director. The Articles of Incorporation and Bylaws also provide for indemnification for current and former directors, officers, employees, or agents serving at the request of the corporation to the fullest extent permitted by Pennsylvania law. The Articles of Incorporation and Bylaws also permit the advancement of expenses.

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